Exhibit 99.16

IMPERIAL CHEMICAL INDUSTRIES PLC – A DISPOSAL OF SHARES BY EMPLOYEE BENEFIT TRUST

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 28 February 2006 that it disposed of 866 American Depositary Receipts in the Company at a price of US$ 23.80.

All the employees of the Company including all the Executive Directors of the Company (Dr J D G McAdam, Mr A J Brown, Mr D C M Hamill, Mr C F Knott and Mr W H Powell) are potential beneficiaries of the Trust and are therefore deemed to have aninterest in the shares of the Company held by Impkemix Trustee Limited, the registered holder of the shares. As a result of the disposal, the potential beneficiaries’ interest in the shares held in the Trusthas been reduced by the number of shares disposed of.

This notification is made in accordance with paragraph 3.1.4 (i) (b) of the Listing Rules and section 329 of the Companies Act 1985.